Filed by Canetic Resources Trust
This communication is filed pursuant to Rule 425
under the Securities Act of 1933, as amended.
Subject Company: Canetic Resources Trust
Commission File No.: 1-32728
Date: November 29, 2007



canetic

Dave Broshko
VP Finance & CFO

CANETIC RESOURCES TRUST

Investor Update

DECEMBER 2007

Advisory

canetic

Certain information regarding Penn West Energy Trust ("Penn West") and Canetic Resources Trust ("Canetic") and the transactions reviewed in this presentation including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources; failure to obtain required regulatory approvals; including stock exchange listing approvals. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Penn West or Canetic's operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Penn West's website (www.pennwest.com) or at Canetic's website (www.canetictrust.com).

Furthermore, the forward-looking statements contained in this presentation are made as of the date of this presentation, Neither Penn West nor Canetic undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.

This presentation may contain references to non-GAAP terms. Penn West and Canetic use these measures to help evaluate their respective performance. These measures as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore, they may not be comparable with calculations of similar measures for other companies or trusts.

All references are to Canadian Dollars unless otherwise specified.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Penn West intends to, if required, file relevant materials with the Securities and Exchange Commission (the "SEC") on a Registration Statement on Form F-10 (the "Registration Statement") to register the Penn West Units (the "Units") to be issued in connection with the proposed transaction. Investors and unitholders are urged to read the Registration Statement and any other relevant documents to be filed with the SEC when available because they will contain important information about Penn West and Canetic, the transaction and related matters. Investors and unitholders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Penn West through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of the Registration Statement and such other documents when they become available from Penn West by contacting Penn West Investor Relations at investor_relations@pennwest.com or by telephone at 1-888-770-2633.

Corporate Overview

CORPORATE PROFILE

OPERATIONAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS

RESERVE PERFORMANCE


The Inside Story
INSISTING ON THE IMPOSSIBLE
PERSEUS BOOKS
CANADA
REFERENCE HANDBOOK
THE CANETIC WAY

canetic

Overview

- One of Canada's largest energy trusts with more than 75,000 boe/d of production
- Large, diversified asset base with significant depth and exposure to many different play types
- Increasing emphasis on exploitation and operational excellence
- Size, Assets, People - well positioned for long term
- Positioned to expand on all fronts with recent announcement of proposed Combination with Penn West Energy Trust

canetic

Current Financial Profile

Trading symbols	
TSX	CNE.UN
NYSE	CNE
Convertible Debentures	CNE.DB A, B, C, E
Units outstanding	230 MM
Current Monthly Distribution	$0.19/unit
Market Capitalization	$3.2 billion
Enterprise Value	$4.6 billion
Debt to Cash Flow	1.5-2 times
Current Annualized Yield	~16%

Based on Close of Markets November 23, 2007

Current Operations Profile

- 276 mmboe proved + probable reserves with Reserve Life Index (RLI) of 9.7 years
- Production portfolio weighted approximately 55% to oil and liquids; 45% natural gas
- Operate 80% of production
- Significant inventory of exploitation opportunities – (3 to 4 years)
- More than 700,000 net acres of undeveloped land


Canetic Strategy
A Multi-Pronged Approach
STRATEGIC VISION
ACQUISITIONS
EXPLOITATION
canetic

Building Canetic

Our Acquisition History



2006 ACQUISITION
Samson
2006 NYSE LISTING
2006 CANETIC RESOURCES TRUST
2005 EXPLOITATION AND DEVELOPMENT
2004 ACQUISITION
Chevron/Texaco
2003 ACQUISITIONS
Elk Point/Petro-Can/Exodus
2002 MERGER
Acclaim/Ketch
2001 ACCLAIM ENERGY TRUST

Building Canetic

canetic

PENN WEST ENERGY TRUST

CANETIC RESOURCES TRUST
Merged Acclaim/StarPoint January 2006

Acclaim Energy Trust

- ChevronTexaco Properties June 2004
- Exodus Corp Acquisition December 2003
- Natural Gas Properties August 2003
- Petro-Canada Properties June 2003
- Elk Point Corp Acquisition January 2003
- Ketch Energy Merger October 2002
- Acclaim Converts to Trust Structure April 2001

Canetic Resources Trust (direct)

- Titan Exploration Ltd. December 2007
- Samson Canada Ltd. August 2006

StarPoint Energy Trust

- Nexen Properties August 2005
- EnCana Properties June 2005
- APF Merger June 2005
- Deep Basin Corp Acquisition January 2005
- StarPoint Converts to Trust Structure January 2005

Building Canetic

History of Growth: Production



Production (mboe/d)
90
80
70
60
50
40
30
20
10
0
Crude Oil & NGL's
Heavy Oil
Natural Gas
493%
Since 2002
2007
Guidance
76.5 - 80
mboe/d
35%
31%
34%
39%
10%
51%
37%
10%
53%
48%
9%
43%
53%
8%
39%
46%
7%
47%
2001
2002
2003
2004
2005
2006
2007e

Building Canetic

History of Growth: Reserves
Proved+Probable



Reserves – Proved+Probable (mmboe)
300
250
200
150
100
50
0
Crude Oil & NGL's
Heavy Oil
Gas
456%
Since 2002
40%
30%
30%
45%
45%
10%
46%
43%
11%
52%
38%
10%
55%
11%
34%
47%
9%
44%
Dec 31, 2001
Dec 31, 2002
Dec 31, 2003
Dec 31, 2004
Dec 31, 2005
Dec 31, 2006

TAKING IT TO THE NEXT LEVEL . . .

PENN WEST
ENERGY TRUST

canetic

A STRATEGIC COMBINATION CREATING
CANADA'S FLAGSHIP ENERGY TRUST

Strategic Combination

PENN WEST ENERGY TRUST
canetic

DEAL RATIONALE

- Creates $15 billion flagship energy trust
- Dominant light oil producer in Western Canada
- Significant portfolio of unconventional opportunities
- Scale will allow meaningful expansion both domestically and outside Canada
- Increased liquidity and enhanced financial strength
- Strong management team drawn from the combination

Strategic Combination

PENN WEST ENERGY TRUST
canetic

TRANSACTION DETAILS

- On October 31, 2007, Penn West and Canetic announced a strategic business combination
- Exchange ratio of 0.515 units of Penn West for each Canetic unit (7.1% premium to Oct. 30 close, including special dist.)
- One-time special distribution of $0.09 CDN paid to Canetic unitholders on closing to equalize distributions for first six months following combination
- Initial Penn West distribution will be $0.34 CDN per unit per month
- The Combined Trust will continue to operate as Penn West Energy Trust and trade on the TSX (PWT.UN) and on the NYSE (PWE)

Strategic Combination

PENN WEST ENERGY TRUST
canetic

TRANSACTION DETAILS (cont'd)

- Unanimous approval of Boards of Directors of Penn West and Canetic and resolution to recommend to unitholders
- Fairness opinions provided by respective advisors
- Plan of arrangement resulting in pro rata ownership of 67 percent Penn West and 33 percent Canetic
- Subject to approval of 66 2/3 percent of Canetic unitholders and customary exchange, court and regulatory approvals
- Information Circular to be mailed in December 2007
- Canetic unitholder meeting to be held in January 2008 with anticipated closing in mid January

Benefits of Combination

SIZE, STRENGTH, LIQUIDITY

- Combination will form largest conventional oil & gas trust in North America and create world-class Canadian platform
- Combined Trust will represent 23 percent of total production and 21 percent of market capitalization of conventional oil & gas trust sector
- Scale and enhanced financial strength
  - Will assist the future development of non-conventional plays including multi-billion barrel Peace River Oil Sands project, CBM, shale gas and EOR
  - Will allow expansion both domestically and outside Canada
- Geographic and play type diversity provides flexibility to adjust in changing economic, political and environmental conditions

Benefits of Combination

PENN WEST ENERGY TRUST
canetic

FLEXIBILITY

- Pro forma asset base rivals senior E&P companies and provides added flexibility in positioning for post 2010
- Enhanced liquidity on TSX and NYSE - increased weighting in major indices including S&P TSX 60
- Broader access to capital markets
- Safe harbour capacity for future expansion increased to $8.7 billion in 2008 and $15 billion in total
- Combined tax pools of over $5.5 billion CDN will ensure an efficient tax position well beyond 2011

Benefits of Combination

PENN WEST ENERGY TRUST

canetic

EXPERIENCED LEADERSHIP

- Penn West
- Canetic

Bill Andrew
Chief Executive Officer

J. Paul Charron
President

David Middleton
Chief Operating Officer

Richard Tiede
Sr. VP Business Development

Todd Takeyasu
Sr. VP Finance - Treasury

Brian Evans
Sr. VP General Counsel & Secretary

David Broshko
Sr. VP Finance - Financial Reporting

Mark Fitzgerald
Sr. VP Engineering

Thane Jensen
Sr. VP Exploration & Development

Keith Luft
Sr. VP Stakeholder Relations

Eric Obreiter
Sr. VP Production

Strong management team drawn from the combination

Combined Entity Profile

FINANCIAL PROFILE

	Pro Forma
Enterprise Value (CDN$; B)	15.3
Market Capitalization (CDN$; B)(1)	11.4
Units Outstanding (Basic; MM)(2)	372
Total Debt (CDN$; B)	3.9
Estimated 2008 Cash Flow (CDN$; B)(3)	2.0 – 2.2
Total Debt to Estimated 2008 Cash Flow	1.8 – 1.9
Proposed Monthly Distribution (CDN$; per unit)	0.34
2008 Estimated Payout (percent)	67 – 72

(1) Forecast debt outstanding at December 31, 2007, pro forma the Vault and Titan acquisitions and including the estimated transaction costs and the special distribution payment to Canetic unitholders. The market capitalization is calculated based on the October 30, 2007 Penn West unit price of $30.59.
(2) Pro forma the Vault and Titan acquisitions and reflecting the proposed combination.
(3) Based on budgeted prices of US$75/bbl WTI for oil, $7.00/mcf at AECO for natural gas and a par USD/CAD exchange rate.

Combined Entity Profile

PENN WEST ENERGY TRUST

canetic

OPERATIONS PROFILE

	Pro Forma
Estimated Production (mmboe/d)(1)	200 – 210
Production Balance (liquids/gas; percent)	58 / 42
Est. P+P Reserves (NI-51-101; mmboe)(2)	800
Est. Proved Reserves (NI-51-101; mmboe)(2)	600
Reserve Life Index (P+P; years)(3)	11
Est. 2008 E&D Expenditures (CDN$; MM)	900 – 1,000
Undeveloped Land Base (net acres; MM)	4.3

(1) Includes estimated production contribution from the pending acquisitions of Vault Energy Trust ("Vault") and Titan Exploration Ltd. ("Titan").
(2) Represents the sum of independent reserve reports for Canetic and Penn West, adjusted for acquisitions and dispositions in 2007, as at December 31, 2006 (pro forma the pending Vault and Titan acquisitions).
(3) Based on reserves as at December 31, 2006 (pro forma the pending Vault and Titan acquisitions) and estimated current production.

Peer Group Enterprise Value

PENN WEST ENERGY TRUST
canetic

SENIOR OIL & GAS PRODUCER

- Combined entity will rank as a senior oil and gas producer with an enterprise value exceeding $15 billion



$15 Billion
Enterprise Value (C$ billion)
$60
$50
$40
$30
$20
$10
$0
EnCana
CNQ
Devon
Anadarko
Apache
XTO
Chesapeake
Talisman
Nexen
EOG
Noble
Penn West / Canetic
Ultra
Penn West
Southwestern
Range
Pioneer
Newfield
Denbury
Enerplus
Harvest
Forest
Pengrowth
EXCO
Canetic
ARC
Plains

Combined Entity Profile

PENN WEST ENERGY TRUST
canetic

PRODUCTION & RESERVES

Production


Natural Gas
42%
NGLs 5%
Light & Medium Oil
39%
Conventional Heavy Oil
14%

Reserves *(Proved + Probable)*


NGLs 6%
Natural Gas
37%
Conventional Heavy Oil
10%
Light & Medium Oil
47%

Focused on a balanced, high netback portfolio

Benefits of Combination

PENN WEST ENERGY TRUST

canetic

STRATEGIC FIT



BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
Oil Property
Gas Property
Heavy Oil Property
Combined Land Position

- Diversified inventory of conventional oil and natural gas development opportunities throughout WCSB
- Substantial inventory of high quality, long-life, light and medium oil assets
- Significant inventory of liquids rich gas
- Increased working interest in CO_2 light and medium oil reservoirs
- Extensive resource potential including Peace River Oil Sands Project

Moving Forward

PENN WEST ENERGY TRUST
canetic

STRATEGIC FOCUS

Near Term Development

- Emphasis on exploitation of assets
- Exploit operational efficiencies and economies of scale
- Leverage control and ownership of infrastructure
- Further consolidation in core areas

Long Term Development

- Oil Sands
- CO_2 Enhanced Oil Recovery
- Coalbed Methane
- Tight Gas / Shale Gas

Future Growth

- Consolidator of Western Canadian Sedimentary Basin
- Expansion outside of Canada
- Increased unconventional development



canetic

Stock Exchange

Toronto	CNE.UN
New York	CNE

Canetic Resources Trust

1900, 255 – 5th Avenue SW
Calgary, Alberta
Canada T2P 3G6
Telephone: (403) 539-6300
Facsimile: (403) 539-6499

Investor Relations

Toll Free: 1-877-539-6300
Email: info@canetictrust.com
Website: www.canetictrust.com